Exhibit 1

FOR IMMEDIATE RELEASE	30 October 2009

WPP

QUARTERLY TRADING UPDATE

THIRD QUARTER REPORTED REVENUES UP ALMOST 17%

THIRD QUARTER LIKE-FOR-LIKE REVENUES DOWN UNDER 9%

THIRD QUARTER LIKE-FOR-LIKE GROSS MARGIN DOWN 8%

REPORTED REVENUES UP OVER 24% IN FIRST NINE MONTHS

LIKE-FOR-LIKE REVENUES DOWN OVER 8% IN FIRST NINE MONTHS

LIKE-FOR-LIKE GROSS MARGIN DOWN 8% IN FIRST NINE MONTHS

ON COURSE TO ACHIEVE SECOND HALF OPERATING MARGIN IN LINE WITH LAST YEAR

Revenue Growth – Third Quarter

In the third quarter, as shown in appendix 1, reported revenues rose by 16.7% to £2.007 billion. Revenues, in constant currencies, were up 6.7%, reflecting both the acquisition of Taylor Nelson Sofres plc (“TNS”) and the weakness of the pound sterling against the US dollar and Euro. Excluding the impact of acquisitions and currency fluctuations, like-for-like revenue growth was down 8.7%, a slight increase on the first half’s decline of 8.3%, but well below the second quarter’s decline of 10.5%. Like-for-like gross margin, a better measure of competitive performance, was down less at -8.3%. July, August and September all showed “less worse” revenue growth against April, May and June. Clearly, overall conditions are “less worse,” reflecting no Armageddon and the cycling of easier comparatives.

Again, as shown in appendix 1, the geographical pattern of revenue growth varied significantly in the third quarter. There was relative improvement in the United States, with like-for-like growth of -6.1%, compared with -9.4% in the first quarter and -11.3% in the second quarter. There was also some relative improvement in Western Continental Europe and Asia Pacific, but the United Kingdom, the Middle East and Africa and Latin America saw a slight softening compared with the second quarter. Western Continental Europe improved slightly, down 12.5% in the third quarter, compared with -13.0% in quarter two and Asia Pacific also improved, down 10.7% compared with -12.1% in the second quarter. Like-for-like growth in the United Kingdom was down 9.0% and Latin America down 1.2%.

By communications services sector, the pattern of revenue growth also varied significantly, although in a similar way to the first half. All services sectors saw an improvement compared with the second quarter. On a like-for-like basis, branding & identity, healthcare and specialist communications (including direct, internet and interactive) was least affected, with the Group’s healthcare businesses continuing the improvement seen in the second quarter. There was continued pressure on advertising and media investment management in the third quarter, reflecting reductions in clients’ traditional media spending and media deflation, although the Group’s advertising business improved relatively. Public relations and public affairs also saw relative improvement in the third quarter, with like-for-like revenues down 8.5% compared with -9.7% in the second quarter. Consumer insight saw a marked improvement in like-for-like growth with revenues down 10.0%, compared with -13.4% in the second quarter. Consumer insight gross margin performed better, down 7.4% in the third quarter against -11.1% in the second.

Revenue Growth – Nine Months

In the first nine months of 2009, reported revenues were £6.296 billion, up 24.5%. In constant currencies, revenues were up 8.0%, reflecting both the acquisition of TNS and the weakness of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were down 8.4%. Like-for-like gross margin was down less at -8.0%.

As shown in appendix 2, on a constant currency basis, the pattern of revenue growth by region varied significantly in the first nine months. Overall revenue growth was 6.7% in the third quarter, similar to the second quarter, but down on the first half growth of 8.6%. As mentioned above, in the first nine months, like-for-like revenues were down 8.4%, similar to the first half. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, continues to be the least affected region, although there was some softening in the third quarter, in the Middle East and Central and Eastern Europe. Latin America and Africa, as in the first half, are the only regions or continents showing like-for-like growth, but even here there was some softening, compared with the first half. Western Continental Europe continues to be the worst affected region followed by the United States and the United Kingdom. However, in the third quarter, the United States showed a marked improvement with revenues down 6.1%, which is the best quarterly performance so far this year. There was a slight softening in the United Kingdom compared with the second quarter, with like-for-like revenue down 9.0%, compared with -8.2% in the second quarter.

By communications services sector, although the pattern of growth varied, it remained similar to the first half. On a like-for-like basis the Group’s branding & identity, healthcare and specialist communications businesses (including direct, internet and interactive) was least affected, down 6.6%, followed by public relations and public affairs and advertising and media investment management, down 8.3% and 8.5% respectively. Consumer insight revenues remained challenged at -10.2%, particularly in Western Continental Europe and Asia Pacific, although like-for-like gross margin was down significantly less at -7.8%.

Additional information is provided in appendix 3 and 4, showing the third quarter and nine months revenue and revenue growth in reportable US dollars, to allow for better comparison with a number of our competitors, which report in that currency.

New Business

Net new business billings of £730 million ($1.131 billion) were won during the third quarter. Net new business billings won in the first nine months of 2009 were £1.938 billion ($3.004 billion). The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients and ranking second or third in the three new business league tables.

Current Trading

At the half year, headline operating margins were down 5.6 margin points to 8.0%, compared with 13.6% in the first half of last year. In the third quarter, as anticipated, there was a significant turnaround, with headline operating margins on a like-for-like basis, down just 0.7 margin points compared with last year (adjusted for the impact of TNS), all of which is accounted for by additional severance.

Headcount has continued to decline in the third quarter, as our businesses balance revenues and costs more effectively, with the like-for-like number of people in the Group (excluding associates) at 30 September at 101,333, compared with 112,565 at 31 December 2008, a decrease of 10.0%. As outlined in the Group’s half year statement, the second half is forecast to show a marked improvement in profitability, both absolutely and in terms of maintaining second half margins at prior year levels (again adjusted for TNS). Based on the latest third quarter revised forecast, the Group is still on course to achieve this margin target for the second half of 2009.

There is little doubt that consumer and corporate confidence has recovered somewhat from the panic levels of the fourth quarter of 2008 and first quarter of 2009. Confidence, however, remains fragile amongst consumers, because of the shadow of high unemployment levels and amongst corporates, because Armageddon and Apocalypse now were barely avoided in September 2008. Whilst the hearts of CEOs and CMOs are stronger and their minds clearer, increased confidence is still not transferring to their cheque-writing hands. Brand investment is still in check, particularly in the West, despite most statistical evidence pointing to the opposite of this current conventional wisdom. Companies that invest in brands during recessions, emerge with higher sales trajectories, profits and profit margins in better times. As many clients’ earnings results show, increased or maintained profits or margins are being achieved by cutting costs, not through increasing revenues.

As the Company’s revenue growth figures for the third quarter indicate, things are certainly “less worse” than the second quarter and July, August and September, have all shown improvement over April, May and June. And so they should, given the massive fiscal and monetary stimuli pumped into the world’s economy, since Lehman collapsed and given the fact that, Armageddon having been avoided, we are cycling easier comparatives.

This sequential quarterly improvement should continue into the fourth quarter of 2009 and into 2010, for the same reasons, although the real test may come when governments and independent central banks decide to reduce or withdraw fiscal and monetary support to avoid higher interest rates and inflation. Like the withdrawal of the “Cash for Clunkers” programmes in the USA, this may have the impact of reducing demand dramatically – in the case of the US automobile and truck industry, from an annualised level of 14 million units to 10 million units. Conversely, if for political reasons, they leave excessive stimulation in place, this may result in significant increases in interest rates and inflation and the need for further correction.

Although we still have not reviewed our budgets for 2010, “even-Stevens” for budgeted revenues still seems as good a bet now, as it did two months ago, in our first half results statement.

Also a “LUV”-shaped world economic recovery seems the most acute description in the alphabet soup debate on the shape of the current economic cycle. Stella Dawson, Treasury Correspondent of Thomson Reuters, points to an L-shaped recovery for Western Europe, a U-shaped one for North America and a V-shaped one for the BRICs and Next 11 – all of which bodes well for our current and long-term strategic focus on the new markets of the BRICs and Next 11, the new media and consumer insights.

Balance Sheet and Cash Flow

Average net debt in the first nine months of 2009 was £3.482 billion, compared to £2.280 billion in the comparable period last year, at 2009 average exchange rates, an increase of £1.202 billion. Net debt at 30 September 2009 was £3.413 billion, against £2.250 billion at the same time last year, at 2009 average exchange rates, an increase of £1.163 billion. These figures reflect the cash acquisition cost and debt acquired of TNS of £1.3 billion and other smaller acquisitions and earnout payments. Your Board continues to examine ways of deploying its EBITDA, (of over £1.2 billion or almost $1.9 billion for the preceding twelve months) and substantial free cash flow (of almost £550 million or approximately $850 million per annum, also for the previous twelve months), to enhance share owner value. The cost of the acquisition of TNS was funded principally by debt and at the time of the transaction it was announced, that for the following two years, acquisitions would be limited up to £100 million per annum, the Group’s share buy-back programme would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt. In the first nine months, 2.4 million ordinary shares, equivalent to 0.2% of the share capital, were purchased at an average price of £3.92 per share and total cost of £9.5 million. All of these shares were purchased in the market and held in treasury.

In the first nine months of 2009, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in Italy, Portugal, South Africa and Australia; on consumer insight in the United States, the United Kingdom, Russia and China; on public relations and public affairs in Poland and Vietnam; on direct, internet and interactive in the United States, the United Kingdom, France and Hong Kong and on healthcare in France and China.

Future Objectives

Despite the current environment, the Group continues to concentrate on its long-term targets and objectives of improving operating profits by 10-15%; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

For further information:

Sir Martin Sorrell	)
Paul Richardson	)	+ 44 207-408-2204
Feona McEwan	)

Fran Butera		+ 1 212-632-2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2009

	Revenue	Revenue	Revenue	Constant	Like-for-like
	2009	2008	Growth	Currency	Growth²
Region	£m	£m	Reported	Growth¹
			09/08	09/08	09/08
			%	%	%

North America	704.5	596.9	18.0	3.0	-6.3

United Kingdom	244.3	224.0	9.1	9.1	-9.0

Western Continental
Europe	506.4	405.7	24.8	14.6	-12.5

Asia Pacific, Latin
America, Africa &
Middle East and
Central & Eastern
Europe	552.0	492.7	12.0	4.4	-8.3

Total Group	2,007.2	1,719.3	16.7	6.7	-8.7³

Communications	Revenue	Revenue	Revenue	Constant	Like-for-like
Services	2009	2008	Growth	Currency	Growth²
Sector	£m	£m	Reported	Growth¹
			09/08	09/08	09/08
			%	%	%

Advertising & Media
Investment
Management	765.6	785.3	-2.5	-10.3	-9.8

Consumer Insight	529.5	246.7	114.6	96.9	-10.0

Public Relations &
Public Affairs	189.0	184.2	2.6	-7.7	-8.5

Branding & Identity,
Healthcare and
Specialist
Communications	523.1	503.1	4.0	-5.2	-5.9

Total Group	2,007.2	1,719.3	16.7	6.7	-8.7³

(1)	Constant currency revenue growth excludes the effect of currency movements.
(2)	Like-for-like growth excludes the impact of currency movements and the impact of acquisitions
(3)	Gross margin -8.3%

Appendix 2: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2009

	Revenue	Revenue	Revenue	Constant	Like-for-like
	2009	2008	Growth	Currency	Growth²
Region	£m	£m	Reported	Growth¹
			09/08	09/08	09/08
			%	%	%

North America	2,246.7	1,786.7	25.7	0.2	-8.9

United Kingdom	753.6	674.2	11.8	11.8	-6.6

Western Continental
Europe	1,637.7	1,238.1	32.3	18.0	-11.2

Asia Pacific, Latin
America, Africa &
Middle East and
Central & Eastern
Europe	1,657.9	1,359.5	21.9	9.0	-6.0

Total Group	6,295.9	5,058.5	24.5	8.0	-8.4³

Communications	Revenue	Revenue	Revenue	Constant	Like-for-like
Services	2009	2008	Growth	Currency	Growth²
Sector	£m	£m	Reported	Growth¹
			09/08	09/08	09/08
			%	%	%

Advertising & Media
Investment
Management	2,409.8	2,306.6	4.5	-8.5	-8.5

Consumer Insight	1,653.4	733.2	125.5	97.2	-10.2

Public Relations &
Public Affairs	592.5	540.3	9.7	-7.2	-8.3

Branding & Identity,
Healthcare and
Specialist
Communications	1,640.2	1,478.4	10.9	-4.7	-6.6

Total Group	6,295.9	5,058.5	24.5	8.0	-8.4³

(1)	Constant currency revenue growth excludes the effect of currency movements.
(2)	Like-for-like growth excludes the impact of currency movements and the impact of acquisitions
(3)	Gross margin -8.0%

Appendix 3: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 30 September 2009

	Revenue	Revenue	Revenue
	2009	2008	Growth
Region	$m	$m	Reported
			09/08
			%

North America	1,156.2	1,126.2	2.7

United Kingdom	400.8	423.1	-5.3

Western Continental
Europe	830.7	765.5	8.5

Asia Pacific, Latin
America, Africa &
Middle East and
Central & Eastern
Europe	905.8	930.4	-2.6

Total Group	3,293.5	3,245.2	1.5

Communications	Revenue	Revenue	Revenue
Services	2009	2008	Growth
Sector	$m	$m	Reported
			09/08
			%

Advertising & Media
Investment
Management	1,256.0	1,482.0	-15.2

Consumer Insight	868.8	465.8	86.5

Public Relations &
Public Affairs	310.2	347.7	-10.8

Branding & Identity,
Healthcare and
Specialist
Communications	858.5	949.7	-9.6

Total Group	3,293.5	3,245.2	1.5

Appendix 4: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

9 months ended 30 September 2009

	Revenue	Revenue	Revenue
	2009	2008	Growth
Region	$m	$m	Reported
			09/08
			%

North America	3,454.6	3,476.1	-0.6

United Kingdom	1,161.3	1,312.2	-11.5

Western Continental
Europe	2,520.9	2,409.4	4.6

Asia Pacific, Latin
America, Africa &
Middle East and
Central & Eastern
Europe	2,559.3	2,642.2	-3.1

Total Group	9,696.1	9,839.9	-1.5

Communications	Revenue	Revenue	Revenue
Services	2009	2008	Growth
Sector	$m	$m	Reported
			09/08
			%

Advertising & Media
Investment
Management	3,709.5	4,486.6	-17.3

Consumer Insight	2,547.9	1,426.6	78.6

Public Relations &
Public Affairs	912.0	1,050.8	-13.2

Branding & Identity,
Healthcare and
Specialist
Communications	2,526.7	2,875.9	-12.1

Total Group	9,696.1	9,839.9	-1.5